SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. ________________)

Advanced Technology Acquisition Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
007556103
(CUSIP Number)
June 19, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

⁮	Rule 13d-1(b)

Rule 13d-1(c)

⁮	Rule 13d-1(d)

CUSIP No. 007556103	13G	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carlyle Multi-Strategy Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 007556103	13G	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carlyle-Blue Wave Partners Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 007556103	13G	Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carlyle-Blue Wave Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 007556103	13G	Page 5 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blue Wave Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 007556103	13G	Page 6 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ralph Reynolds

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 007556103	13G	Page 7 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Goldsmith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 007556103	13G	Page 8 of 15

Item 1(a)	Name of Issuer:

Advanced Technology Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

14 A Achimeir Street
Ramat Gan Israel 52587

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Item 2(c).	Citizenship:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

1.	Carlyle-Multi Strategy Master Fund, Ltd. (the “Master Fund”)
Walker House
87 Mary Street
Georgetown, Grand Cayman KY1-9001
Cayman Islands

Carlyle-Multi Strategy Master Fund, Ltd. is a limited company organized under the laws of the Cayman Islands.

2.	Carlyle-Blue Wave Partners Management, LP (“CBWPM”)
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Carlyle-Blue Wave Partners Management, LP is a limited partnership organized under the laws of the State of Delaware.

3.	Carlyle-Blue Wave Partners, LLC (“CBWP”)
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Carlyle-Blue Wave Partners, LLC is a limited liability company organized under the laws of the State of Delaware.

4.	Blue Wave Partners, LLC (“BWP”)
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

CUSIP No. 007556103	13G	Page 9 of 15

Blue Wave Partners, LLC is a limited liability company organized under the laws of the State of Delaware.

5.	Ralph Reynolds
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Mr. Reynolds is a citizen of the United States of America.

6.	Richard Goldsmith
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Mr. Goldsmith is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP Number:

007556103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	⁮	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	⁮	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	⁮	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	⁮	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	⁮	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	⁮	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	⁮	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	⁮	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	⁮	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	⁮	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 007556103	13G	Page 10 of 15

Item 4.	Ownership.

(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to have beneficial ownership of 1,000,000 Shares.

(b)	Percent of Class:

5.5%, calculated on the basis of a figure of 18,328,125 Shares outstanding reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended June 30, 2007.

(c)	Number of shares as to which such person has:

For each Reporting Person:

(i)             Sole power to vote or to direct the vote 0

(ii)             Sole power to vote or to direct the vote 1,000,000

(iii)           Sole power to dispose or to direct the disposition of 0

(iv)           Shared power to dispose or to direct the disposition of 1,000,000

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, each of the Reporting Persons (other than the Master Fund) hereby expressly declares that the filing of this Schedule 13G does not constitute an admission that any of them are, for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CBWPM is the investment manager for the Master Fund and has been granted investment discretion over its assets. CBWP is the general partner of CBWPM, and may be deemed to control CBWPM. CBWP is managed by BWP (which may be deemed to control CBWP) and an affiliate of The Carlyle Group (which exercises no influence over CBWPM’s investment or voting decisions). CBWP’s day-to-day operational and investment decision-making has been delegated solely to BWP, which is controlled jointly by Ralph Reynolds and Richard Goldsmith. Mr. Reynolds also serves as the Chief Investment Officer, and is a limited partner of CBWPM. Mr. Goldsmith also serves as the Chief Executive Officer, and is a limited partner of CBWPM.

CUSIP No. 007556103	13G	Page 11 of 15

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
on by the parent Holding Company or Control Person.

See response to Item 6.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

CUSIP No. 007556103	13G	Page 12 of 15

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2007

CARLYLE-MULTI STRATEGY MASTER FUND, LTD.

By:	Carlyle-Blue Wave Partners Management, LP

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Chief Investment Officer

Date: September 27, 2007

CARLYLE-BLUE WAVE PARTNERS MANAGEMENT, LP

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Chief Investment Officer

Date: September 27, 2007

CARLYLE-BLUE WAVE PARTNERS, LLC

By:	Blue Wave Partners, LLC

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Managing Member

Date: September 27, 2007

BLUE WAVE PARTNERS, LLC

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Managing Member

Date: September 27, 2007

/s/ Ralph Reynolds

RALPH REYNOLDS

Date: September 27, 2007

/s/ Richard Goldsmith

RICHARD GOLDSMITH

CUSIP No. 007556103	13G	Page 13 of 15

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the statement on Schedule 13G with respect to the Common Stock, par value $0.0001 per share of Advanced Technology Acquisition Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the individuals and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 27, 2007

CARLYLE-MULTI STRATEGY MASTER FUND, LTD.

By:	Carlyle-Blue Wave Partners Management, LP

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Chief Investment Officer

Date: September 27, 2007

CARLYLE-BLUE WAVE PARTNERS MANAGEMENT, LP

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Chief Investment Officer

Date: September 27, 2007

CARLYLE-BLUE WAVE PARTNERS, LLC

By:	Blue Wave Partners, LLC

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Managing Member

Date: September 27, 2007

BLUE WAVE PARTNERS, LLC

By:	/s/ Ralph Reynolds
Name: Ralph Reynolds
Title: Managing Member

Date: September 27, 2007

/s/ Ralph Reynolds

RALPH REYNOLDS

Date: September 27, 2007

/s/ Richard Goldsmith

RICHARD GOLDSMITH

CUSIP No. 007556103	13G	Page 14 of 15

EXHIBIT B

POWER OF ATTORNEY

FOR RALPH REYNOLDS

KNOW ALL MEN BY THESE PRESENT, that I, RALPH REYNOLDS, hereby make, constitute and appoint each of RICHARD GOLDSMITH and BRIAN DALY acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, member of, partner in, shareholder of or in other capacities with Carlyle-Blue Wave Partners Management LP, Carlyle-Blue Wave Partners, LLC, Blue Wave Partners, LLC, or any of their respective affiliates (collectively “Blue Wave”) or entities advised by me or Blue Wave, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 27th day of September 2007.

/s/ Ralph Reynolds

RALPH REYNOLDS

CUSIP No. 007556103	13G	Page 15 of 15

EXHIBIT C

POWER OF ATTORNEY

FOR RICHARD GOLDSMITH

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD GOLDSMITH, hereby make, constitute and appoint each of RALPH REYNOLDS and BRIAN DALY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, member of, partner in, shareholder of or in other capacities with Carlyle-Blue Wave Partners Management LP, Carlyle-Blue Wave Partners, LLC, Blue Wave Partners, LLC, or any of their respective affiliates (collectively “Blue Wave”) or entities advised by me or Blue Wave, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 27th day of September 2007.

/s/ Richard Goldsmith

RICHARD GOLDSMITH